FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 14, 2014

RBS Holdings N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO BOX 12925
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-179685 and 333-179685-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RBS Group notes credit ratings downgrade by Moody’s Investors Service

The Royal Bank of Scotland Group plc (the Group) notes the decision by Moody’s Investors Service (Moody’s) to downgrade certain of the Group and its core subsidiaries' credit ratings.  The long-term credit ratings of The Royal Bank of Scotland plc, The Royal Bank of Scotland N.V. and National Westminster Bank Plc have been downgraded by one notch and the short and long term credit ratings of Ulster Bank Limited and Ulster Bank Ireland Limited have also been downgraded by one notch.  This rating action concludes Moody's review for downgrade announced on 12 February 2014. We are not expecting this downgrade to have a material adverse impact on the liquidity of the Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

RBS Holdings N.V. Registrant

Date:	March 14, 2014	By	/s/ G. G. Gorter
			Name:	G. G. Gorter
			Title:	Company Secretary